FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of March 2000


                             STMicroelectronics N.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland
           ----------------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No X
                                     ---     ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]



Enclosure:

         A press release dated March 20, 2000 announcing STMicroelectronics N.V.'s proposal for a cash dividend and 3-for-1 stock split to be proposed to shareholders at the annual general meeting.

                                                                    PR No. C851H


                STMICROELECTRONICS TO PROPOSE CASH DIVIDEND AND
              3-FOR-1 STOCK SPLIT AT ANNUAL SHAREHOLDERS' MEETING

              Expects Sequential Growth in First Quarter Earnings

Geneva, March 20, 2000 - STMicroelectronics (NYSE:STM) announced that it will propose for shareholder approval at the annual shareholders' meeting, to be held on April 26 2000, the distribution of a $0.09 US per share dividend, an increase of 12.5% over last year's cash dividend payment, after adjustment for the 2-for-1 stock split effected on June 15, 1999.

The Company also reported that it will propose a subsequent 3-for-1 stock split to be effective the day after the cash dividend payment date.

Commenting on these proposals, Mr. Pasquale Pistorio, President and Chief Executive Officer said, "We have recommended the cash dividend increase in recognition of ST's solid earnings performance in 1999. The objective of the stock split proposal is to make our shares more accessible to a broader group of potential shareholders and to increase trading liquidity".

STMicroelectronics also reported that based on current market conditions and information available to date, it anticipates revenues for the first quarter ending April 1, 2000 to surpass $1.6 billion, exceeding earlier expectations. Further, higher unit demand, increased capacity and improved product mix are expected to enable the Company to report a significant sequential increase in quarterly earnings per diluted share in the first quarter. In the fourth quarter of 1999, the Company reported earnings per diluted share of $0.62.

Mr. Pistorio commented, "The market recovery and the unprecedented demand for ST's products have accelerated since we reported 1999 year-end earnings on January 20, 2000. First quarter 2000 financial performance is benefiting from additional internal capacity, greater use of external foundry sources and better pricing in memory products, particularly FLASH devices."

STMicroelectronics will report its full financial results for the first quarter on April 18, 2000.

STMicroelectronics                                                          2/2



Some of the above statements are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions such as possible future financial turbulence; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product development and technological change, including acceptance of new products by particular market segments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments; international events and currency fluctuations; problems in obtaining adequate raw materials on a timely basis; and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports, including the Prospectus dated September 16, 1999 could materially affect the Company.

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the Paris Bourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5.056 billion and net earnings were $547 million. Further information on ST can be found at www.st.com.
-----------

For further information please contact:

STMicroelectronics
Maria Grazia Prestini                  Alessandro Brenna
Corporate Press Relations Manager      Director of Investor Relations for Europe
Tel : +39.039.603.59.01                Tel : +33.4.50.40.24.78
Tel : +33.4.50.40.25.32                Fax : +33 4 5040 2580
Fax : +33 4 5040 2540                  alessandro.brenna@st.com
mariagrazia.prestini@st.com            ------------------------
---------------------------


Morgen-Walke Europe
Lorie Lichtlen                         Jean-Benoit Roquette
Media Relations                        Investor Relations
Tel : +33.1.47.03.68.10                Tel : +33.1.47.03.68.10
llichtlen@mweurope.com                 jbroquette@mweurope.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 23, 2000                       STMicroelectronics N.V.



                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                         Executive Officer